                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB


                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12(g) of the Securities Exchange Act of 1934


                              CYPOST CORPORATION
             -----------------------------------------------------
                (Name of Small Business Issuer in Its Charter)


                Delaware                            98-0178674
         ----------------------               ----------------------
    (State or Other Jurisdiction of              (I.R.S. Employer
     Incorporation or Organization)             Identification No.)

          101-260 W. Esplanade
     N. Vancouver, British Columbia                   V7M3G7
-------------------------------------------   ----------------------
  (Address of Principal Executive Offices)          (Zip Code)


                                (604)904-4422
                           ------------------------
             (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class         Name of Each Exchange on Which
           to be so Registered         Each Class is to be Registered
           -------------------      -----------------------------------

                  None                              None
           -------------------      -----------------------------------


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                ----------------------------------------------

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Business.

     (a)  Business Development.

     CyPost Corporation (hereinafter referred to as the "Registrant", the "Issuer", or as "CyPost"), a Delaware corporation, was formed on September 5, 1997 under the name "E Post Corporation" to operate as the parent company of two wholly-owned, sister subsidiaries: ePost Innovations, Inc., a corporation organized under the laws of British Columbia, Canada ("ePost Canada") and CyPost USA, Inc., a Delaware corporation formed on September 5, 1997 by the Company ("CyPost USA"). ePost Canada was formed on March 27, 1997 and was acquired by the Issuer on September 15, 1997 (the "Acquisition"). Prior to the Acquisition, ePost Canada was a wholly owned subsidiary of Mushroom Innovations, Inc. a corporation organized under the laws of British Columbia ("MII"). Under the terms of the Acquisition, the Issuer acquired from MII all of the issued and outstanding shares of ePost Canada, as well as all intellectual property rights then owned by ePost Canada, in exchange for 2,000,000 shares of CyPost's Common Stock. On October 29, 1998, CyPost acquired all of the issued and outstanding capital stock of Communication Exchange Management Inc., a British Columbia corporation, from MII. Unless otherwise stated herein, all dollar amounts refer to U.S. Dollars ("USD$")--not Canadian Dollars ("CDN$).

     (b)  Business of the Issuer.

     The Issuer is a holding company, the principal assets of which consist of the capital stock of CyPost USA and the capital stock of ePost Canada. The company conducts no business on its own independent of CyPost USA or ePost Canada. To date, the Issuer, through its operating subsidiaries, has been largely involved in the development of software using email encryption to enhance user security and convenience. (Unless otherwise qualified herein, the term "Company" shall be used to refer to the business operations of the Registrant and its consolidated subsidiaries.) The Company is currently selling three versions of its "Navaho" software encryption programs which are more specifically described below and is developing a fourth version which is expected to be released during the latter half of 1999.

     Markets for principal products and services

     The Company has developed the Navaho family of software products for the following markets:

          1) Personal Use--consumers who have little or no technical knowledge of computers and computer programs but who wish to keep electronic correspondence private.
          2) Professional Use--professional business users such as attorneys, accountants, medical doctors, as well those who need secure communication capability while traveling
          3) Small Businesses--companies between 10-50 employees with a small, or no Information Services department and who operate out of a single location

          4) Enterprise--large businesses with more than 50 employees and who use corporate intranets including LAN's and WAN's, Extranets, and government institutions

Products

     The Company currently offers three (3) different security encryption software products each of which bear the name "Navaho". (See discussion of these under "Status of any publicly announced new product or service").

Distribution Method of the Product or Service.

     The CyPost family of products will be delivered both digitally over the Internet and through distributors who will sell shrink-wrapped versions. CyPost's website, www.cyost.com, offers a full description of its products and the chance for viewers to make a "cyber-purchase " of its software. In addition, consumers will be able to purchase products directly from popular online retail sites such as www.beyond.com, www.egghead.com, www.cdw.com, and www.futureshop.com to name a few. CyPost has entered into a distribution agreement with Digital River, Inc., a company that provides proprietary software delivery technology to more than 2000 software publishers and online retailers. The Company has also negotiated with several distribution competitors of Digital River, Inc. who offer similar capabilities. The Company estimates that its Navajo products are currently available at more than 1000 secure websites.

     The Company also intends to utilize highly trained sales professionals to sell the Office version of Navaho Lock to small businesses, corporations, and government institutions.

Status of any publicly announced new product or service.

     Navaho Lock Personal Edition and Navaho Lock Office Edition: CyPost's first
     -----------------------------------------------------------
commercial product, Navaho Lock Personal Edition, is available for purchase at www.cypost.com and over 1000 secure distribution and retail sites on the Internet. This product has received favorable product reviews from CNN Interactive and PC World On Line. It enables consumers to send and receive secure email and attachments such as documents, spreadsheets, digital sound files and business presentations. The Company is currently developing Navaho Lock "Office Edition", a more powerful version of Navaho Lock designed for corporate and larger, institutional users and expects that it will be ready for release during the second half of 1999.

     Navaho Viewer:  Navaho Viewer provides  an alternative for those consumers
     -------------
not wanting to purchase the full working copy of Navaho Lock Personal Edition, but who require the ability to read encrypted files sent to them by friends or colleagues. Navaho Viewer is available for download free at CyPost's web site and numerous web sites on the Internet.

     Navaho ZipSafe: The third product in CyPost's Navaho family of security and
     --------------
encryption software, Navaho ZipSafe, has been released in March 1999. This product enables users to secure all computer files, folders, and directories on a local hard drive such as that found on a laptop computer. Navaho ZipSafe is available on a free thirty (30) day trial basis.

Competition

There are at least four publicly traded companies presenting products that offer direct competition to CyPost. They are Network Associates Inc. ("PGP Personal Privacy"), AT&T Corp. ("SecretAgent"), Symantec Corporation ("Norton Your Eyes Only"), and OpenSoft Corporation ("Express Mail").

     Network Associates Inc. (Nasdaq: NETA), a public company headquartered in Santa Clara, California is the world's largest independent network security and management software company, and the tenth largest independent software company with more than 30 million users worldwide, $612 million in revenue in fiscal 1997, and over 1,500 employees worldwide.

Network Associates has the largest market share of email encryption software. Its PGP Personal Privacy software program is the most well known email encryption software program currently on the market. PGP Personal Privacy's unique selling proposition is they use the strongest encryption available in the United States using PGP's strong public/private key technology with at least 128-bit keys. It was voted as the easiest email encryption program to use in the September 1998 issue of PC World Magazine.
                           -------------------

     PGP Personal Privacy ($39.95) is available for purchase at the Network Associates web site as well as most Internet shareware download sites.

     In the opinion of the Company's management, as compared to PGP Personal Privacy, Navaho Lock has superior functionality and features including the Drop area which allows drag and drop file encryption, compression of files, and an interactive graphical user interface. Thus, although both CyPost Navaho Lock and Network Associates PGP Personal Privacy send encrypted email using rigorous encryption techniques (128-bit), management believes Navaho Lock offers a more secure, reliable, and faster form of email security, along with affordability and ease of use.

     AT&T Corp: A public company incorporated in 1885, AT&T and its subsidiaries Lucent Technologies and NCR Corp. provide communications services, communications systems and technologies, and transaction-intensive computing, respectively.

     AT&T SecretAgent ($179.95) provides a cross-computer platform, multi-algorithm encryption software program. SecretAgent is the most expensive of the security products. Furthermore the product cannot be evaluated before being purchased. These oversights coupled with the superior functionality, availability and affordability of Navaho Lock presents CyPost an opportunity to overtake SecretAgent's share of the email encryption market.

     Symantec Corporation: Founded in 1982, Symantec Corporation (Nasdaq SYMC) is a leader in utility software development. Symantec is the seventh largest PC software company in the world, with annual revenues of more than $575 million in fiscal 1998 and employing more than 2,300 people worldwide.

     Symantec's product Norton Your Eyes Only ($89.95) offers 32-bit security designed for the Windows 95 and Windows NT operating systems and "on-the-fly" automatic encryption using RSA Data Security Inc.'s public key encryption technology.

     Norton Your Eyes Only is more than twice as expensive as Navaho Lock and some industry observers have characterized it as not very user friendly. A product review in the September 1998 issue of PC World Magazine stated that
                                              -----------------
"with its multiple interfaces and rather technical design, Norton Your Eyes Only is more like a set of spare parts flying in information that a fully constructed airplane. Not only are its looks off-putting, you can find most of its features-a quick-encrypt folder, a paper shredder, and an auditor-in other programs that cost half as much".

     Furthermore, there is no evaluation version of this product as it can only be purchased via retail stores and the Entrust corporate web site. Symantec's decision to distribute their product to the public in this matter presents an opportunity for CyPost to gain market share. Our product will be available for download not only from the CyPost corporate web site, and popular shareware download sites, but it will also be available for purchase from over 1000 affiliate sites.

     OpenSoft Corporation: Founded in 1990 OpenSoft is a privately held California corporation specializing in the development of Internet and Intranet software products for corporate customers and home users alike.

     OpenSoft's main product ExpressMail ($49) takes advantage of asymmetric encryption and authentication technology using the S/MIME security framework. Like Navaho Lock, Express Mail is able to encrypt email attachments, rich text documents, and multimedia files; however, it has two major shortcomings in addition to its higher price. First, ExpressMail does not have file compression capability and thus larger attachment files such as graphics and spreadsheets would take significantly longer to be sent as compared to Navaho Lock. Second, ExpressMail only supports Windows 95/98 and NT operating systems. Those individuals using Macintosh systems would not be able to use this program. Therefore should an encrypted email be sent via ExpressMail to a Macintosh user it would be completely unusable.

     OpenSoft's current market share of email encryption is thought to be small. Due to OpenSoft's lack of marketing and Internet presence, and its operating incompatibility, management does not view this product as a major competitive threat.

Government Regulation

     The Company believes that the design features of the Navaho products are unique in connecting to existing Crypto Service Providers and using them without itself containing any direct encryption coding. Because of this feature, the Navaho products fall outside of government regulations such as the munition or export laws that may restrict other forms of software encryption programs.

Dependence on Key Customers

     The Company broadly markets its software products and seeks to avoid reliance on a limited number of customers. Nonetheless, the Company has had a relatively brief period of actually selling products to customers. The Company has been designated as a "preferred vendor and provider" by the Canadian Bar Association, British Columbia branch and under an agreement with them reached in March 1999 will license 250 copies of Navaho Lock and Navaho ZipSafe. In addition, clients of these bar members will be able, for a fee, to license their own versions of these programs. This contract accounts for virtually all of the Company's revenues to date which is not surprising given the Company's brief operating history and the substantial size of this contract. The Company is actively seeking to broadly market its products and has recently concluded acquisitions of two internet service providers. These acquisitions will broaden the Company's existing customer base. See "The Recently Concluded Acquisitions and the Company's Broadened Strategic Focus".

Research and Development

     The Company has abandoned its former development of the CyPost Terminal, a type of communications software designed to operate on a remote terminal network. Since December 1998, the Company has focused its research and development efforts on refinements and/or improvements to its software encryption products. The Company has completed "beta" or final step testing of its Navaho Zipsafe products, the third entry in its line of personal computer encryption products and has begun selling this product during March of 1999.
Any monies expended on research and development will be absorbed directly by the Company and cannot be "passed through" to customers in the form of any "cost plus" type of contract.

The Recently Concluded Acquisitions and the Company's Broadened Strategic
Focus

     On May 24, 1999 and May 25, 1999 the Company announced that it had signed letters of intent to acquire Hermes Net Solutions, Inc., an internet service provider and Intouch.Internet Inc., a company whose focus is providing Web-hosting and access services for web users. These transactions were consummated
on June 30, 1999.   The Company hopes that these transactions, if consummated, will provide mutual advantage to each corporate participant.

     As internet service providers, Hermes and Intouch are expected to provide several complementary features to CyPost's business strategy. CyPost gains the advantage of the existing Hermes and Intouch client base who are expected to be significant purchasers of encryption products while Hermes and Intouch will gain the ability to work hand-in-hand with an encryption services provider. Also, much of Hermes' and Intouch's business is service-based and it is hoped will provide predictable cash flows.

     The integration of the CyPost's current operations with those of these Internet Service Providers ("ISP's") offers several marketing and strategic advantages. CyPost, through these ISP's will make available solutions of privacy and protection, enabling the members of the ISP's enhanced communication over the Internet. In addition to the marketing advantage of having an installed user base, the acquisition of ISP's offers the chance to offer several value-added products available at the ISP level. CyPost has undertaken negotiations to license software which will protect against virus transmission at the ISP level and is developing programs to regulate content and provide "Family Safe Surfing" at the Server level.

      CyPost is also actively seeking further opportunities to ally with ISP's both within North America and abroad.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     This document contains forward looking statements relating to our Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

     The following discussion relates to the results of our operations to date, and our financial condition:

     For the period from inception: September 5, 1997 To December 31, 1997 and
     -------------------------------------------------------------------------
for the year ending December 31, 1998 and for the three months ended March 31,
------------------------------------------------------------------------------
1998 and 1999 and the period from inception (June 23, 1997) To March 31, 1999.
------------------------------------------------------------------------------

Development stage/implementation.
--------------------------------

     The Company has been in the initial development stage and implementation of its core products from its inception on September 5, 1997 to March 31, 1999. The Company develops and markets Internet privacy and protection systems. CyPost specializes in making state-of-the-art encryption solutions accessible for both business and personal use. CyPost's flagship product, Navaho Lock www.navaholock.com, is an easy to use application using strong encryption algorithms. Navaho Lock permits both individual and business clients to keep their electronic information, whether stored on a personal computer, used on a network, or sent across the Internet, completely private and protected.

     During this period, management devoted the majority of its efforts to initiating the process of the software design and development, developing and testing its marketing strategy and finding a management team to begin the process of: completing its marketing goals; furthering its research and development for its products and introducing several of its products; and completing the documentation for and selling initial shares through several private placements and exempt offerings. These activities were funded by the Company's management and investments from stockholders. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness, or fund its software and product development activities. There can be no assurance that development of the software will be completed and fully tested in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans. Further investments into software development, initiation of a Company owned web site defined in the Company's operating plan will significantly reduce the cost of development, preparation, and processing of purchases and orders by enabling the Company to effectively compete in the electronic market place.

     During this developmental period, the Company has been financed through trade payables of $50,702 and the sale of shares of common stock raising an aggregate of $654,820.

Results  of  Operations  for the period from inception, September 5, 1997 to
----------------------------------------------------------------------------
December 31, 1997 as compared to the year ended December 31, 1998.
------------------------------------------------------------------

     For the year ended December 31, 1998, the Company generated $-0- sales as compared to $-0- for the period from inception, September 5, 1997, to December 31, 1997 representing an increase of $-0-. The Company's cost of goods sold for the year ended December 31, 1998 was $-0-as compared to $-0- for the period from inception, September 5, 1997, to December 31, 1997. The Company's gross profit on sales was approximately $-0- for the year ended December 31, 1998 as compared to $-0- for the period from inception, September 5, 1997, to December 31, 1997.

     The Company's general and administrative costs aggregated approximately $257,263 for the year ended December 31, 1998 as compared to $-0- for the period from inception, September 5, 1997, to December 31, 1997 representing an increase of $257,263. This increase represents increased spending for legal and professional of 32,118; office expense of 52,526; advertising and marketing promotion of 8,606; payroll of 51,045; and offering expense of 29,973.

Results  of  Operations  for the three months ended March 31, 1999 as compared
------------------------------------------------------------------------------
to the three months ended March 31, 1998.
-----------------------------------------

     For the three months ended March 31, 1999, the Company generated net sales of $10,407 as compared to $-0- for the three months ended March 31, 1998 representing a increase of $10,407. The Company's cost of goods sold for the three months ended March 31, 1999 was $2,290 as compared to $-0- for the three months ended March 31, 1998. The Company's gross profit on sales was $8,117 for the three months ended March 31, 1999 as compared to $-0- for the three months ended March 31, 1998. The increase in gross profit is the result of the sale of initial quantities of the Company's software.

     The Company's general and administrative costs aggregated approximately $282,378 for the three months ended March 31, 1999 as compared to $18,500 for the three months ended March 31, 1998 representing an increase of $263,878. This figure for the more recent three month period represents office expense of $24,174; advertising marketing and promotion of $62,233; software development costs of $36,548; salaries of $125,064; rent $8,040; and professional fees of $26,319.

 Results  of  Operations  for the  period from  inception  (September 5, 1997)
 -----------------------------------------------------------------------------
to March 31, 1999.
-------------------

     For the period from the Company's inception, September 5, 1997, through March 31, 1999, a period of approximately 19 months, the Company generated net sales of $10,407 (an average of $548 per month). The Company's cost of goods sold was approximately $2,290 for the period from the Company's inception September 5, through March 31, 1999. The gross profit from sales for this 19 month period is $8,117. Management believes the monthly gross profit of an average of $427 for the period from inception, September 5, 1997, through March 31, 1999, will improve and stabilize once the Company's software is fully test marketed and the Company's products receive greater marketplace acceptance as its marketing plans become fully implemented. In addition, it should be noted that the Company's software became available only in March 1999 and therefore this initial period reflects a very limited period of operations.

     The Company's general and administrative costs aggregated approximately $539,641 for the period from inception, September 5, through March 31,1999.
Of these initial startup costs, approximately $58,437 is attributable to legal and professional fees, $76,700 to office expenses; $176,109 to payroll; $190,855 to software development costs; $29,500 to offering costs; and $8,040 to rent.

Liquidity and Capital Resources.
--------------------------------

     The Company increased liquidity by $47,212 from a cash balance of $-0- at September 5, 1997 to $47,212 at December 31, 1998 and to $105,475 at March 31, 1999. Working capital at December 31, 1998 and March 31, 1999 was $64,120 and $87,073 respectively. For the year ended December 31, 1998 and for the three months ended March 31, 1999, working capital was provided by an increase in trade payables of $11,090 and $50,702 and the sale of an aggregate of 654,820 in shares of common stock. The Company expended cash for the development of the business and absorbing losses aggregating $261,573 for the period from inception, September 5, 1997, to December 31, 1998 and $275,761 for the three months ended March 31, 1999; purchase of fixed assets aggregating $42,539; paying security deposits totaling $28,810; organization expense of $477; and funding accounts receivable for $9,988.

     Management expects that cash flow from operations will improve as the Company's products achieve greater marketplace acceptance. In addition, the Company's acquisitions of two Internet Service Providers, management believes, will provide a more predictable source of revenues given the existing customer base of these two entities. Should these sources of cash flow prove insufficient, the Company will need to seek further financing. There is no assurance that such financing will be available, or if available, can be procured on commercially advantageous terms.

Item 3.   Description of Property.

     The Company has entered into a Sublease dated February 1, 1998 for for approximately 5000 square feet of office space at 101-260 W. Esplanade, North Vancouver, British Columbia (the "Premises"). The term of the sublease is for 23 months and ends on December 30, 1999.

     The annual rent for the Premises is $28,800 CDN$ payable in equal monthly installments of $2400. The lease provides for the payment by the Company of additional rent, attributable to a Goods and Services Tax levied by Canadian taxing authorities. The Company has been required to post letters of credit totaling $2,400 CDN$ as security for its rent obligations. The Company believes that it could secure comparable office space in the event that it needed to do so.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a)  Security Ownership of Certain Beneficial Owners.

     The following information relates to those persons known to the Issuer to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Issuer outstanding.


                              Name and             Amount and
 Title of                     Address of             Nature of            Percentage
  Class                    Beneficial Owner     Beneficial Ownership       of Class*
  -----                    ----------------     --------------------       ---------
Common  stock, par value     Kelly Shane Montalban  1,550,000 shares           15.15%
$0.001 per share             P.O Box 700, Lions     direct ownership
                             Bay
                             British Columbia VON
                             2EO

*  Based on 10,233,00 shares issued and outstanding

______________

     The Company has not contacted stock brokerage firms holding shares of the Company's Common Stock in "street name" to determine whether there are additional substantial shareholders of the Company. 3,209,800 shares or 31.37% of the Common Stock outstanding is held in the name of Cede & Co., a nominee for Depository Trust Company, a stock clearing house servicing financial institutions.

(b)  Security Ownership of Management.

     The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

                                      Name and                   Amount and
         Title of                     Address of                  Nature of            Percentage
          Class                     Beneficial Owner         Beneficial Ownership       of Class*
          -----                     ----------------         -------------------        ---------
Common stock, par value             Steven M. Berry           400,000 shares             3.90 %
 $0.001 per share                   10 Periwinkle Drive,      direct ownership
                                    Lions
                                    Bay, British Columbia VON
                                    2EO

 Common stock, par value            Carl Whitehead            218,000 shares             2.13 %
  $0.001 per share                  20 Oceanview Road         direct ownership
                                    Vancouver, British
                                    Columbia VON 2EO

 Common stock, par value            Robert Sendoh             220,000 shares             2.15 %
  $0.001 per share                  990 Beach Avenue, #304    direct ownership
                                    Vancouver, British
                                    Columbia V6Z 2N9

 9                 All Officers and Directors (3 persons):    838,000 shares             8.19 %

_________________________

*  Based on 10,233,000 shares issued and outstanding.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

        The Directors and Executive Officers of the Issuer are as follows. Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

Steven M. Berry, 40, Chief Executive Officer and President

        Mr. Berry currently occupies the position of Chief Executive Officer and Chief Operating Officer of CyPost. Prior to joining the Company in 1999, he was Vice President Sales/Marketing for Corporate Express, a distributor of office supply products located in Vancouver. Mr. Berry was employed by Corporate Express from 1994 until he joined the Company this year. From 1986 until 1994, Mr. Berry was the founder and principal executive for Profile Business Supplies, a sales and distribution company located in Vancouver. His duties at Profile Business Supplies were primarily concerned with aspects of purchasing, inventory control, marketing and sales programs. Mr. Berry attended the Faculty of Commerce at the University of British Columbia.

Carl Whitehead, 28, Head of Strategic Acquisitions and Partnerships

        Carl who is originally from Calgary, moved to Vancouver where he operated his own seasonal business Pacific Northwest in Vancouver as a fly fishing tour guide. In the off season he operated a seismic exploration-drilling rig in the western four provinces of Canada for Diamond F Drilling in Calgary. In 1993 he relocated to West Vancouver and began a computer service company called Futuresite Productions which supplies, maintains, and services, home and business computers in the lower mainland. Specializing in the Windows95 environment and TCP/IP protocols he naturally embraced this opportunity to develop CyPost into a competitive leader in the software industry. Carl has completed secondary business courses in accounting and finance.

Robert Sendoh, 47, Director

        Bob has successfully conceived and maintained three separate companies and brings a wealth of business knowledge and financial understanding to the Company. He spent twenty years with his first venture, KKG Incorporated, a project planning and development firm, located in Tokyo, Japan, which was responsible for the planning and construction of major shopping centers, golf courses and residential complexes around the world. Dissatisfied with the lack of spread sheet and product management software for businesses, Bob developed his own, as well as implementing a highly efficient security and communication system to maintain and expand the reputation of his company. After moving to Vancouver, Canada, Bob started his own sailing school, Windvalley Sailing School, which now has franchises located in Singapore and Japan. He is currently an Instructor/Director, and Evaluation with the International Sail and Power Association, a non-profit organization. Rounding out his business expertise, Bob is also a co-owner of EPPE Sportswear, which markets their high quality snowboarding apparel internationally.

Item 6.  Executive Compensation.

      Steven M. Berry became Chief Executive Officer and Chief Operating Office in January of 1999 and receives an annual salary of $120,000. Mr. Berry had previously rendered consulting services to the Company prior to his formal installation as Chief Executive Officer and President. Prior to that time, Carl Whitehead exercised primary executive responsibilities. Neither Mr. Whitehead nor any other executive officer received cash compensation in excess of $100,000 for the years 1997 and 1998.

      All directors serve without pay.

Item 7.  Certain Relationships and Related Transactions.

      All directors serve without pay.

Item 8. Description of Securities.

Common Stock

        The Issuer is authorized to issue up to 20,000,000 shares of Common Stock, par value US$0.001 per share, of which 10,233,000 shares have been issued as of the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

Preferred Stock

        Under the Company's Certificate of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to Five Million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine. This form of preferred stock is often referred to as "blank check" preferred stock and the Board could, therefore, in the future authorize and cause the Company to issue up to 5,000,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers senior to those of the Common Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Common Stock. This could have the effect of materially impairing the rights of the holders of the Common Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Common Stock. In addition, such preferred stock might feature a conversion feature which might have the effect of diluting the per cent ownership of common stock holders at the time when a conversion occurs.

        The Company has not, to date, issued or authorized any shares of preferred stock or authorized the creation of any class or series of preferred stock.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

1. (a) The Issuer's Common Stock is listed on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the trading symbol of "POST". The Common Stock became listed on September 21, 1998. Prior to that time, there has been no trading in the Issuer's Common Stock. Accordingly, the high and low bid prices for the Issuer's Common Stock for each quarter since its date of listing, as reported by National Quotation Bureau, LLC, are as follows:

         QUARTER           HIGH BID PRICE      LOW BID PRICE
         -------           --------------      -------------
    1999 Q2 (4/1 -6/30)         $4.50              $2.60

    1999 Q1 (01/01 - 03/31)     $2.50              $1.25

    1998 Q4 (10/01 - 12/31)     $1.33              $0.07


             These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

             (b) The approximate number of record holders of the Issuer's Common Stock according to its transfer agent is 36. Included in this number are shares held by Cede & Co., the nominee for Depository Trust Company, a stock clearing house for financial institutions. The Issuer has not contacted stock brokerage firms shown on the Issuer's stock transfer records to determine the number of beneficial holders whose stock is held in "street name", or the name of the brokerage house with which a shareholder's account is maintained.

             (c) The Issuer has not paid any cash dividends on its Common Stock, nor does it intend to do so in the foreseeable future. Under the General Corporation Law of the State of Delaware, the Issuer may only pay dividends out of capital and surplus, or out of certain delineated retained earnings, all as defined in the General Corporation Law. There can be no assurance that the Issuer will have such funds legally available for the payment of dividends in the event that the Issuer should decide to do so.


Item 2. Legal Proceedings.

        The Issuer commenced a declaratory judgment action with respect to certain trademarks in May 1999. Subsequently, the respondent filed a separate action alleging trademark infringement. A trial with respect to the first action has been scheduled for late August. Pleadings are not yet closed in the second matter.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

        None.

Item 4. Recent Sales of Unregistered Securities.

     Pursuant to an acquisition agreement dated September 17, 1997, the Company issued, in a related party transaction, 2,000,000 shares of common stock to Mushroom Innovations, Inc. in consideration for all of the issued and outstanding shares of common stock of Mushroom Innovation Inc.'s wholly owned subsidiary ePost Canada. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

     Pursuant to a private placement under Regulation D, the Company offered on October 27, 1997, 2,000,000 Units at $0.05 per Unit consisting of a share of Common Stock and a Warrant exercisable for Common Stock. As of December 31, 1997, through the sale of these Units, the Company sold an aggregate 400,000 shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 1,600,000 Units for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering.

     Pursuant to a private placement pursuant to Rule 504 of Regulation D, the Company offered on March 26, 1998, 38,000 shares of common stock at $0.50 per share. As of April 30, 1998, the Company sold an aggregate 38,000 shares of common stock for an aggregate consideration of $19,000.

     On April 30, 1998, the Company sold 15,000 shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter & Levenson, LLP in consideration for $7,500 in legal fees valued at $0.50 per share.

     For the year ended December 31, 1998, the Company issued 610,000 shares of common stock through warrant exercise at $0.40 per share for an aggregate consideration of $244,000.

     On October 29, 1998, the Company issued 4,180,000 shares of common stock in a related party transaction to Mushroom Innovations, Inc. for the acquisition of Communication Exchange Management, Inc. ("CEM"), a British Columbia corporation.

Item 5. Indemnification of Directors and Officers.

     The Issuer's Certificate and By-laws contain provisions eliminating the personal liability of a director to the Issuer and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission (the "Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

                                   PART F/S

     Registrant's Consolidated Financial Statements as of December 31, 1998 and for the period from September 5, 1997 (inception) to December 31, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F-1 to F-13 of this Form 10-SB.

                                   PART III

Item 1. Index to Exhibits.


     Exhibit No.             Description
     -----------             -----------

       2                     Certificate of Incorporation of Registrant

       2.1                   Certificate of Amendment to Certificate of
                                     Incorporation of Registrant

         2.2                  By-laws of Registrant

         8.1 Acquisition Agreement dated as of September 17, 1997 between the Issuer and ePost Canada

         8.2 Share Purchase Agreement dated as of October 29, 1998 between the Issuer and Mushroom Innovations, Inc.

         10                   Consent of Thomas P. Monahan, Certified Public
                              Accountant

         21                   List of Subsidiaries

                                  SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                               CYPOST CORPORATION



Date: July 16, 1999            By: /s/
                                 -----------------------------------
                                 Steven Berry
                                 Chief Executive Officer and Chief Operating
                                     Officer

                               THOMAS P. MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                             208 LEXINGTON AVENUE
                          PATERSON, NEW JERSEY 07502
                                (973) 790-8775

To The Board of Directors and Shareholders of Cypost Corporation ( a development stage company)

     I have audited the accompanying consolidated balance sheet of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 and for the period from inception, September 5, 1997, to December 31, 1998. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 and for the period from inception, September 5, 1997, to December 31, 1997 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Cypost Corporation ( a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Cypost Corporation (a development stage company) to continue as a going concern.

Thomas P. Monahan, CPA
March 12, 1999
Paterson, New Jersey

                              CYPOST CORPORATION
                         (a development stage company)
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                        For the period                                                    For the period
                                        from inception,                         Quarter       Quarter     from inception,
                                       September 5, 1997,    For the year       Ending        Ending       September 5,
                                              to                ended          March 31,     March 31,       1997, to
                                        December 31,         December 31,        1998          1999         March 31,
                                           1997                 1998           Unaudited     Unaudited        1999
                                           ----                 ----           ---------     ---------        ----
CASH FLOWS FROM OPERATING
ACTIVITIES
 Net profit (loss)                                $-0-          $(261,573)         $(19,109)     (275,761)     $(537,334)
 Depreciation and amortization                     -0-              6,233               609         1,500          7,733
 Non cash  expenses                                                33,680             7,500                       33,680
 Prepaid expenses                                                 (27,998)           (7,200)        5,686        (22,313)
 Accounts receivable                                                                               (9,988)        (9,988)
 Accounts payable and accrued expenses           1,965              9,125            (1,965)       39,612         50,702
                                                 -----             ------           -------      --------      ---------
TOTAL CASH FLOWS FROM OPERATIONS                 1,965           (240,533)          (20,165)     (238,951)      (477,519)

CASH FLOWS FROM FINANCING
ACTIVITIES
 Sale of stock-net of offering costs            20,000            323,000            91,500       316,000        654,820
                                                ------           --------           -------      --------      ---------
TOTAL CASH FLOWS FROM FINANCING                 20,000            323,000            91,500       316,000        654,820
ACTIVITIES

CASH FLOWS FROM INVESTING
ACTIVITIES
 Security deposit                                                 (28,180)           (2,400)       (4,810)       (28,810)
 Capital asset purchases                          (852)           (27,711)           (6,973)      (13,976)       (42,539)
  Organization expense                                               (477)           (1,500)                        (477)
  Capitalized software costs                   (16,878)            16,878           (62,690)
                                                ------            -------           -------      --------      ---------
TOTAL CASH FLOWS FROM INVESTING                (17,730)           (39,490)          (73,563)      (18,786)       (71,826)
ACTIVITIES

NET INCREASE (DECREASE) IN CASH                  4,235             42,977            (2,228)       58,263        105,475
CASH BALANCE BEGINNING OF PERIOD                   -0-              4,235             4,235        47,212            -0-
                                                ------            -------            ------      --------       --------
CASH BALANCE END OF PERIOD                      $4,235            $47,212            $2,007      $105,475       $105,475
                                                =======           =======            ======      ========       ========

                See accompanying notes to financial statements

                              CYPOST CORPORATION
                         (a development stage company)
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                        For the period                                                        For the period
                                        from inception,                        Quarter          Quarter        from inception,
                                       September 5, 1997  For the year         Ending           Ending        September 5, 1997
                                              to             ended            March 31,        March 31,             to
                                        December 31,      December 31,          1998             1999             March 31,
                                           1997              1998             Unaudited        Unaudited          Unaudited
                                           ----              ----             ---------        ---------          ---------
Income                                   $-0-                $-0-                     $-0-        $10,407              $10,407

Cost of goods sold                        -0-                 -0-                      -0-          2,290                2,290
                                          ---                 ---                      ---          -----                -----

Gross profit                              -0-                 -0-                      -0-          8,117                8,117

Operations:
 General and administration               -0-                    257,263            18,500        282,378              539,641
 Depreciation and amortization            -0-                      6,233               609          1,500                7,733
                                                                   -----              ----         ------                -----
Total operating expense                   -0-                    263,496            19,109        283,878              547,374
                                                                                       -0-

Loss from operations                                            (263,496)          (19,109)      (275,761)            (539,257)

Other income
 Gain on sale of assets                                            1,923                                                 1,923
                                                                  ------                                                 -----
Total other income                                                 1,923                                                 1,923

Net Profit (Loss) from                   $-0-                  $(261,573)         $(19,109)     $(275,761)           $(537,334)
operations                               ====                 ==========         =========      =========            =========

Net income per share-primary             $-0-                     $(0.03)           $(0.03)        $(0.01)              $(0.06)
                                         ====                    =======            ======      =========               ======

Weighted average number of          2,400,000                  8,843,000         4,000,000      9,633,000            9,633,000
                                    =========                 ==========        ==========      =========            =========
shares outstanding-primary

Net income per share fully
diluted
Weighted average number of          2,800,000                 10,233,000         6,000,000     10,233,000           10,233,000
                                    =========                 ==========        ==========     ==========           ==========
shares outstanding-fully diluted

                              CYPOST CORPORATION
                         (a development stage company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY


Date                                                                      Additional               Deficit
                     Preferred    Preferred       Common       Common        paid in    accumulated during
                         Stock        Stock        Stock        Stock        capital     development stage         Total
                         -----        -----        -----        -----        -------     -----------------         -----
09-17-1997(1)                                  2,000,000       $2,000                                             $2,000
12-31-1997(2)                                    400,000          400         19,600                              20,000
                                                --------       -------        ------                              ------
12-31-1997                                     2,400,000       $2,400         19,600                             $22,000

03-31-1998(2)                                  1,600,000        1,600         78,400                              80,000
04-30-1998(3)                                     38,000           38         18,962                              19,000
04-30-1998(4)                                     15,000           15          7,485                               7,500
04-30-1998(5)                                                                (20,000)                            (20,000)
09-18-1998(6)                                  4,180,000        4,180                                              4,180
09-18-1998(8)                                                                 20,000                              20,000
12-31-1998(7)                                    610,000          610        243,390                             244,000
12-31-1998            Net loss                                                                    (261,573)     (261,573)
                      --------                 ---------                    --------               -------       -------
12-31-1998                 -0-      $-0-       8,843,000       $8,843       $367,837             $(261,573)     $115,107

Unaudited
03-31-1999(9)                                    790,000          790        315,210                             316,000
03-31-1999            Net loss                                                                    (275,761)     (275,761)
                      --------                 ---------                    --------               -------       -------
03-31-1999                 -0-     $-0-        9,633,000       $9,633       $683,047             $(537,334)     $155,346
                      ========  ========       =========       ======       ========               =======     =========

(1) Issuance of shares of common stock for acquisition of technology at $.001 per share.
(2) Sale of shares of common stock pursuant to Rule 504 at $.05 per Unit. One share and one warrant for the purchase of one share of common stock per Unit.
(3) Sale of shares of common stock pursuant to Rule 504 at $0.50 per share.
(4) Sale of common shares pursuant to Rule 504 in consideration for $7,500 in legal fees valued at $0.50 per share.
(5) Write off of offering expenses
(6) Issuance of shares for acquisition at $0.001 per share
(7) Sale of shares pursuant to warrant exercise at $0.40 per share.
(8) To reflect the personal transfer of shares in consideration for the contribution of consulting services valued at $.001 per share

                                         CYPOST CORPORATION
                                    (a development stage company)
                                     CONSOLIDATED BALANCE SHEET

                                                                                       March 31,
                                                                     December 31,         1999
                                                                         1998          Unaudited
                                                                         ----          ---------
                              Assets
Current assets
  Cash                                                                    $47,212        $105,475
  Accounts receivable                                                                       9,988
  Prepaid expenses                                                         27,998          22,312
                                                                           ------          ------
  Total current assets                                                     75,210         137,775

Capital assets                                                             22,330          34,806

Other assets
  License agreement                                                         4,180           4,180
  Organization expense                                                        477             477
  Security deposit                                                         24,000          28,810
                                                                           ------          ------
  Total other assets                                                       28,657          33,467
                                                                           ------          ------
Total assets                                                             $126,197        $206,048
                                                                         ========        ========

                                Liabilities and stockholders equity
Current liabilities
  Accounts payable and accrued expenses                                   $11,090         $50,702
                                                                          -------         -------
  Total liabilities                                                        11,090          50,702
Stockholders equity
  Preferred stock- $.001 par value , authorized 5,000,000 shares.
The number of shares outstanding at December 31, 1997 and
April 30, 1998 was -0- and -0-  respectively.
Common stock-$.001 par value, authorized 20,000,000 shares.
The number of shares outstanding at December 31, 1997 and
1998 was 2,400,000 and 8,843,000 and  respectively.                         8,843           9,633
Additional paid in capital                                                367,837         683,047
Accumulated deficit during development stage                             (261,573)       (537,334)
                                                                         --------        --------
Total stockholders equity                                                 115,107         155,346
                                                                         --------        --------
Total liabilities and stockholders equity                                $126,197        $206,048
                                                                         ========        ========

CYPOST CORPORATION
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 1998

Issuance of Common Stock
a. Creation of the Company
Cypost Corporation (the "Company") was formed on September 5, 1997 under the laws of the State of Delaware with an authorized capitalization of 20,000,000 shares of common stock, $.001 par value per share and 5,000,000 shares of preferred stock, $.001 par value per share.

b. Description of the Company
The Company develops and markets Internet privacy and protection systems. CyPost specializes in making state-of-the-art encryption solutions accessible for both business and personal use. CyPost's flagship product, Navaho Lock HYPERLINK http://www.navaholock.com www.navaholock.com, is an easy to use application using strong encryption. Navaho Lock permits both individual and business clients to keep their electronic information, whether stored on a personal computer, used on a network, or sent across the Internet, completely private and protected.

c. Issuance of Capital Stock
Pursuant to an acquisition agreement dated September 17, 1997, the Company issued, in a related party transaction, 2,000,000 shares of common stock to Mushroom Innovations, Inc. ("Mushroom"), a British Columbia corporation in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary ePOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

Pursuant to a private placement under Regulation D, the Company offered on October 27, 1997, 2,000,000 Units at $0.05 per Unit. As of December 31, 1997, through the sale of these Units, the Company sold an aggregate 400,000 shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 1,600,000 Units for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering.

Pursuant to a private placement pursuant to Rule 504 of Regulation D, the Company offered on March 26, 1998, 38,000 shares of common stock at $0.50 per share. As of April 30, 1998, the Company sold an aggregate 38,000 shares of common stock for an aggregate consideration of $19,000. On April 30, 1998, the Company sold 15,000 shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter and Levenson, LLP. in consideration for $7,500 in legal fees valued at $0.50 per share.

On September 18, 1998, the Company issued 4,180,000 shares of common stock, valued at $0.001 or $4,180 in a related party transaction to Mushroom Innovations, Inc. for the acquisition of Communication Exchange Management, Inc.("CEM") British Columbia company.

On September 18, 1998, Robert Sendoh and Carl Whitehead gifted an aggregate of 562,000 shares of common stock as follows: 400,000 shares to Steve Berry, 12,000 shares to Pezhman Sharifi and 150,000 shares to Miulet Technologies, Ltd. The gifting was in consideration for an aggregate of $20,000 in services performed valued at $0.036 per share.

For the year ended December 31, 1998, the Company issued 610,000 shares of common stock through warrant exercise at $0.40 per share for an aggregate consideration of $244,000. For the period of January 1, 1999 through March 31, 1999, the Company sold 790,000 shares of common through the exercise of 790,000 warrants at $0.40 each.

Note 2-Summary of Significant Accounting Policies
a. Basis of Financial Statement Presentation
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $261,573 for the period from inception September 5, 1997, to December 31, 1998. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of the exercise of the balance of the outstanding warrants and with the resulting increase in working capital, the Company will be able to continue to develop the Company's software and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its software, initiating marketing penetration and signing distributors to software contracts. The Company plans to engage in such ongoing financing efforts on a continuing basis.

The consolidated financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1998 and the related consolidated statements of operations, stockholders equity and cash flows for the years ending December 31, 1997 and 1998.

The unaudited consolidated financial statements presented consist of the unaudited consolidated balance sheet of the Company as at March 31, 1999 and the related unaudited consolidated statements of operations, stockholders equity and cash flows for the three months ending March 31, 1998 and 1999 and for the period from inception, September 5, 1997, to March 31, 1999.

b. Cash and cash equivalents
The Company treats temporary investments with a maturity of less than three months as cash.

c. Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

d. Earnings per share
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("Statement No. 128"). Statement No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Statement No. 128 replaces APB Opinion 15, Earnings per Share ("EPS"). Statement No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income by the total number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company such as common stock which may be issuable upon exercise of outstanding common stock options or the conversion of debt into common stock.

     Pursuant to the requirements of the Securities and Exchange Commission, the calculation of the shares used in computing basic and diluted EPS include the shares of common stock that may be issued through the exercise of warrants.

     Shares used in calculating basic and diluted net income per share were as follows:

                       December 31, 1997   December 31, 1998    March 31, 1999
                       -----------------   -----------------    --------------
________
Total number common
  shares issued                            2,400,000       8,843,000
9,633,000

Effect of conversion of  outstanding
  warrants into shares of common stock       400,000       1,390,000
600,000

Total number shares outstanding
  fully diluted                            2,800,000      10,233,000
10,233,000

         e. Revenue recognition

         Revenue Recognition - Revenue is recognized at the time the software is shipped, net of allowance for future estimated returns, provided that no significant vendor obligations remain.

         f. Selling and Marketing Costs

         Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

         g. Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h. Foreign Currency Translation

         The Company's activities are conducted in the country of Canada and is determined to be self-sustaining foreign entities and thus have been translated into United States dollars using the current rate method. On December 31, 1998, the exchange rate was $1.5333 for each $1.00 US.

         As at December 31, 1998 and March 31, 1999, all assets, liabilities, issuance's of stock and income statement items were realized in U.S. dollars. The exchange rate was 1.5333 and 1.5087 respectively at March 31, 1999.

         i. Significant Concentration of Credit Risk

         At December 31, 1998, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

j. Recent Accounting Standards

    Accounting for Derivative Instruments and Hedging Activities

    Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

    In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

         k. Unaudited financial information

    In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of December 31, 1998 and the results of its operations and its cash flows for the three months ended March 31, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

l. Stock-based compensation:

    The Financial Accounting Standards Board has issued SFAS No.123, "Accounting for Stock-Based Compensation", which encourages, but does not require, companies to record compensation cost for stock-based employee compensation under a fair value based method. The Company has elected to continue to account for its stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No.25 ("APB No.25"), "Accounting for Stock Issued to Employees" and disclose the pro forma effects on net loss and loss per share basic and diluted had the fair value of such compensation been expensed. Under the provisions of APB No.25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

         Note 3 - Private Placements

         a. Sale of Units

         The Company offered for sale to persons who qualified as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission 2,000,000 Units at $0.05 per Unit. Each Unit consists of one shares of the Company's common stock and one warrant to purchase one share of common stock at $0.40 per share. Each warrant may be exercised at any time from time to time after issuance and on or prior to May 11, 1999. The Company, at its option, may redeem the warrants upon 30 days prior written notice in cash for the sum of $0.10 per warrant.

         The Company sold through a private placement 2,000,000 Units for an aggregate consideration of $100,000 less offering expenses of $20,000.

         As of April 30, 1998, the Board of Directors of the Company amended the offering to reduce the warrant exercise price to $0.40 per share of common stock.

         As of December 31, 1998 and March 31, 1999, the Company has sold 610,000 and 1,400,000 shares respectively of common stock through the exercise of 610,000 and 790,000 warrants respectively for an aggregate consideration of $244,000 and $560,000 respectively.

As of December 31, 1998 and March 31, 1999, the Company has reserved 1,390,000 and 600,000 shares of common stock pending the conversion of warrants into shares of common stock.

b. Sale of Common Shares

         Pursuant to a private placement which was intended to be effected under an exemption from registration and to persons who qualify as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, the Company has sold an aggregate of 38,000 shares of common stock at $0.50 per share in consideration for $19,000.

Note 4 - Preferred Stock

         The Company is authorized to issue 5,000,000 shares of preferred stock, $.001 par value per share. The Board of Directors of the Company has the authority, without further action by the holders of the outstanding shares of common stock, to issue shares of preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. The designations, rights and preferences of any Shares of Preferred Stock would be set forth in a Certificate of Designation which would be filed with the Secretary of State of the State of Delaware. As of December 31, 1998, the number of shares of preferred stock outstanding is -0-.

Note 5 - Acquisition of Assets

         a. Acquisition of Mushroom Innovations, Inc.

         Pursuant to an acquisition agreement dated September 17, 1997, the Company issued 2,000,000 shares of common stock at $0.0001 per share for an aggregate consideration of $2,000 to Mushroom Innovations, Inc. ("Mushroom"), a British Columbia corporation in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary EPOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

         Carl Whitehead, Bill Kaleta and Robert Sendoh are officers and directors of the Company and Mushroom.

The Company acquired all the rights, title and interest to all the assets owned by ePost Canada. Those assets consisted of proprietary knowledge of various computer software products under development by ePost Canada.

b. Acquisition of  Communication Exchange Management, Inc.
On September 18, 1998, the Company acquired an additional subsidiary of Mushroom's, Communication Exchange Management, Inc.("CEM"), British Columbia company. The Company issued 4,180,000 shares of common stock valued at $0.001 per share for an aggregate consideration of $4,180 in a related party transaction to Mushroom Innovations, Inc. for all of the issued and outstanding stock of CEM and its assets consisting of the source code written for data encryption software, personal information management and electronic mail functionality along with the intellectual rights to a number of other projects. The transaction has been accounted for as an acquisition and using the purchase method of accounting with historic costs being the basis of valuation, and accordingly, the accompanying financial statements include the results of operations of the consolidated operations from the effective date of the acquisition September 18, 1998.

Note  6 - Capital Assets
Capital Assets consisted of the following at   December 31, 1998  March 31, 1999

                             Office equipment                     $28,563        $42,539
                             Accumulated depreciation               6,233          7,733
                             Balance                              $22,330        $34,806

Note 7 - Related Party transactions

         a. Issuance of Shares of Capital Stock

         Pursuant to an acquisition agreement dated September 17, 1997, the Company issued 2,000,000 shares of common stock to Mushroom in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary ePost Canada. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

Mushroom made a further distribution of the shares of common stock as follows:
1,020,000 to Robert Sendoh, 600,000 shares of common stock to Carl Whitehead, 200,000 shares of common stock to William Kaleta and 180,000 shares of common stock to Chiyoko Asanuma. On September 18, 1998, the Company issued an additional 4,180,000 shares of common stock to Mushroom for the acquisition of CEM for an aggregate consideration of $4,180 or $0.001 value each share.

         Mushroom made a further distribution of the shares of common stock as follows: 480,000 to Robert Sendoh, 900,000 shares of common stock to Carl Whitehead, 1,300,000 shares of common stock to William Kaleta and 1,500,000 shares of common stock to Kelly Shane Montalban.

         b. Gifting of Shares of Common Stock

         On September 18, 1998, Robert Sendoh and Carl Whitehead personally gifted an aggregate of 562,000 shares of common stock as follows: 400,000 shares to Steve Berry, 12,000 shares to Pezhman Sharifi, 150,000 shares to Miulet Technologies, Inc.

         c. Officer Compensation

For the period from inception, September 5, 1997, to December 31, 1998, the Company has not paid any officer in excess of $100,000.

Note 8 - Income Taxes
The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

At December 31, 1998, the Company has net operating loss carry forwards for income tax purposes of $241,573. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent. The components of the net deferred tax asset as of December 31, 1998 are as follows:

         Deferred tax asset:
                       Net operating loss carry forward           $    82,328
                       Valuation allowance                        $   (82,328)
                        Net deferred tax asset                    $        -0-

The Company recognized no income tax benefit for the loss generated in the period from inception, September 5, 1997, to December 31, 1998. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 9 -  Commitments and Contingencies
 a. Lease agreement for office space
The Company has leased 408.1 square meters of office space from the Minister of Public Works and Government Services at #101-260 West Esplanade Street, North Vancouver, British Columbia at a rent of $2,609 per month for an annual rent of $31,305. The lease will begin February 1, 1998 and terminate December 30, 1999. A security deposit of $2,609 was paid and a six month advance prepaid rental of $16,836.

b. Stock Warrants
The Company has authorized 2,000,000 warrants to purchase an additional 2,000,000 shares of common stock as part of a private placement dated October 27, 1997. As of December 31, 1998 and March 31, 1999 the number of warrants outstanding was 1,390,000 and 600,000 respectively. The Company has reserved that many shares of common stock at December 31, 1998 and March 31, 1999.

         c. Software Development Contracts

         (1) The Company has entered into a one year employment agreement with Marian Miulet though its wholly owned subsidiary ePost Innovations, Inc. for the development of the Company proposed software products. The Company is required to pay an annual salary of $25,200 beginning February 1, 1998.

         (2) The Company has entered into an employment agreement with Bill Kaleta for a period of one year November 1, 1997 at a monthly fee of $1,800 for the development of the Company's computer software products.

         Note 11 - Non Cash Transactions

         For the year ending December 31, 1998, the Company issued shares of common stock as follows:

Acquisition of  ePOST 2,000,000 shares of common stock                   $2,000
         Issuance of 15,000 shares at $0.50 per share for legal expenses  7,500
         Acquisition of CEM 4,180,000 shares at $0.001                    4,180
         Total non cash expenditures                                    $13,180


Note 12 - Development Stage Company

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is marketing program, acquire additional equipment, management talent, inventory and working capital to engage in profitable business activity. Since its organization, the Company's activities have been limited to determining the feasibility of the software products and beginning initial programming and product development and the conducting of marketing research, and the preparation of documentation and the sale of a private placement offering.